May 8, 2012

Via EDGAR

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:    Colonial Properties Trust
Colonial Realty Limited Partnership
Form 10-K
Filed on February 28, 2012
File Nos. 001-12358
000-20707

Dear Mr. Gordon:

Please find set forth below our responses to the comments raised by the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in its letter dated April 26, 2012, with respect to the above-captioned periodic report. For ease of reference, we have reproduced below the full text of the Staff's comments, each of which is followed by the Company's response. Capitalized terms not defined herein shall have the meanings given to them in the Company's periodic reports.

Item 1. Business, page 4

Future Development Activity, page 7

1.     SEC Comment:
We note your disclosure regarding your future development activity on page 8. To the extent that your future development activity is material, please disclose the anticipated completion date and budgeted costs for such activity in future periodic reports.

Company Response:
Prior to 2009, we disclosed in our annual reports on Form 10-K projects under development (including disclosure regarding anticipated completion date, budgeted costs and costs capitalized to date) and undeveloped land. In January 2009, we disclosed that we were postponing all development activity until we determined that the economic environment had sufficiently improved and that we had suspended active developments indefinitely. At the time, we also disclosed impairment charges, including abandoned pursuit costs, as a result of our decision to postpone future development activities. For these reasons, as well as the fact that we had previously disclosed costs capitalized to date with respect to various postponed developments, we determined that it was appropriate to continue to include disclosure regarding costs capitalized to date with respect to postponed developments. Development projects presented under the heading "Future Development Activity" primarily include projects that we had identified as active developments prior to January 2009 but that were postponed in January 2009 and have not become active developments since then. As disclosed in our quarterly report on Form 10-Q for the quarter ended March 31, 2012 (the “3/31/12 Form 10-Q”), we feel that it is probable that we will develop certain of these projects at some point in the future as the market conditions dictate, but can provide no assurance that we will pursue any of the future developments. Since we did not have formalized plans for the listed future developments that would allow us to reasonably estimate costs or completion dates as of December 31, 2011, we did not include such information in our annual report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). When plans for any of these sites materialize and budgets are approved by our internal investment committee, the development will be identified as an active development and the anticipated completion date and budgeted costs will be disclosed in future annual reports.

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 8, 2012

Item 2. Properties, page 28

2.     SEC Comment:
We note that you disclose average rental rate per unit and average base rent per leased square foot. In future periodic filings, please include disclosure that clarifies how these amounts are calculated. To the extent tenant concessions, such as free rent, are not reflected in the measures, please expand your disclosure to quantify how concessions would impact the calculations.

Company Response:
Average rental rate per unit and average base rent per leased square foot are calculated based on rental income recognized during the periods, which is calculated on a straight-line basis in accordance with accounting principles generally accepted in the United States of America, and, accordingly, free rent and other concessions are factored into the calculations. In future periodic filings, we will add clarifying language to this disclosure.

3.     SEC Comment:
We note that it appears that you have both retail and office properties in your commercial    portfolio. In future periodic reports, please provide property data separately for each property type or explain to us why such information is not material.

Company Response:
The Company's stated strategy has been to become a multifamily-focused REIT by increasing the investment allocation to our multifamily portfolio and reducing the investment allocation to both our office and retail portfolios.   Therefore, we do not believe that presenting the office and retail portfolios separately would provide material information to investors, especially considering that each of the retail and office portfolios are individually insignificant.  Providing a combined presentation of these portfolios provides a sense of their scale relative to the multifamily portfolio.  Our presentation in this section is consistent with other disclosures throughout the document and also consistent with our communications to the investor community.

Item 3. Legal Proceedings, page 38

Colonial Grand at Traditions Litigation, page 38

4.     SEC Comment:
We note that the JV Parties have claimed damages of at least $13.0 million against you, plus attorney’s fees. It is not clear whether $13.0 million represents your best estimate of reasonably possible loss, or the low end of a range of reasonably possible loss. Please revise your disclosure to disclose the range of reasonably possible loss in excess of amounts accrued, or a statement that such an estimate cannot be made. Refer to ASC 450.

Company Response:
The Company's disclosure was intended to communicate the Company's estimate of the range of reasonably possible loss (in excess of amounts accrued) with respect to the matter in question as ranging from $0 to $13.0 million. In future periodic reports, beginning with the 3/31/12 Form 10-Q, we will revise our disclosure to clarify the range of reasonably possible loss in excess of amounts accrued. As of March 31, 2012, the Company estimates that the reasonably possible loss with respect to the above-referenced matter continues to range from $0 to $13.0 million. We will also revise our disclosure in future filings, beginning with the 3/31/12 Form 10-Q, to expand the discussion regarding the manner in which we evaluate loss contingencies and the general factors that we consider in assessing whether a loss is probable or a reasonable possibility, and whether the loss or range of loss is reasonably estimable.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 45

5.     SEC Comment:
In future periodic reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases, average rents or yields, as applicable, a discussion of the percentage of leases with rent escalators and a representative range of escalation, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 8, 2012

Company Response:
In future periodic reports, beginning with the 3/31/12 10-Q, we will provide additional disclosure regarding our leasing activities, such as average rent increases on new leases and renewals, and occupancy rates. However, we believe that certain of the metrics referenced above, such as rent escalators, average tenant improvement costs, and leasing commissions, are more relevant to commercial leasing, which comprises a small percentage of our revenues given the relative size of our multifamily business. Moreover, although tenant concessions may be relevant for some multifamily businesses, we do not offer tenant concessions in our multifamily business.

Executive Summary of Results of Operations, page 46

6.     SEC Comment:
We note your reference to an increase in same-property NOI on page 47 and your discussion on page 90. Please revise your disclosure in future periodic reports to disclose in detail how same-property NOI is defined. For example, please clarify whether it includes tenant improvements and leasing commissions, ground rent, lease termination fees or property marketing costs. In addition, please more specifically describe what is included in property management expenses and management fees and other expenses.

Company Response:
In future periodic reports, beginning with the 3/31/12 10-Q, we will revise our disclosure to include a more detailed definition of same-property NOI. Tenant improvements, leasing commissions, ground rent and lease termination fees are not included because only our consolidated multifamily apartment communities are included in our same-property NOI calculation, and such fees and costs are not incurred in our multifamily business.

In addition, when we otherwise include discussion of property management expenses or management fee and other expenses in future periodic reports, we will include descriptions similar to the following:

“Property management expenses consist of regional supervision and accounting costs related to consolidated property operations, primarily consisting of salaries and incentive compensation and property management software costs.”

“Management fee and other expenses consist of property management and other services provided to third parties, primarily consisting of salaries and incentive compensation, leasing commissions and legal expenses.”

7.     SEC Comment:
We note your definition of same-property communities on page 47. Please explain what you mean by “may be adjusted during the year to account for disposition activity.” To the extent you remove properties from the same-property category before the sale of a property or for reasons other than a sale of the property, please identify and explain why such properties were removed from the same-property portfolio during the reporting period.

Company Response:
In future periodic reports, beginning with the 3/31/12 10-Q, we will revise our disclosure to clarify that same-property communities may be adjusted during the year to account for properties that have been sold. Also, in future periodic reports, we will identify any property that is removed from the same-property category for reasons other than a sale of the property.

Cost Capitalization, page 62

8.     SEC Comment:
Please include additional analysis of your capitalized expenditures by breaking down the total capital expenditures between acquisitions, new development, redevelopment/renovations and other cap-ex by year. In addition, please provide a narrative discussion of fluctuations from year to year and expectations for the future.

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 8, 2012

Company Response:
In future periodic reports, beginning with the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2012 (the "6/30/12 Form 10-Q"), in Management's Discussion and Analysis of Financial Condition and Results of Operations, we will include additional analysis of our capitalized expenditures by breaking out in tabular format capitalized expenditures between acquisitions, new development and other capitalized expenditures for the periods presented. In future periodic reports, we also will provide a narrative discussion of material fluctuations between the periods presented, if any, and comment, to the extent we believe material, on expectations for the future.

9.     SEC Comment:
With the analysis above in future filings please disclose the amount of interest expense, payroll and other soft costs that are capitalized or deferred. If you capitalize soft costs such as payroll and other G&A costs, please tell us the methodology used to determine the amounts to be allocated to each specific asset.

Company Response:
In future periodic reports, beginning with the 6/30/12 Form 10-Q, we will include with the analysis described in response number 8 above the amount of interest expense, payroll and other soft costs that are capitalized or deferred.

The Company capitalizes interest, real estate taxes and certain internal personnel and associated costs related to projects under development, construction and rehabilitation. The incremental personnel and associated costs are capitalized to the projects under development and rehabilitation based upon the effort associated with such projects. Prior to the commencement of leasing activities, interest and other construction costs are capitalized and included in construction in progress. The Company ceases the capitalization of such costs as the project becomes substantially complete and available for occupancy. In addition, prior to the completion of the project, the Company expenses, as incurred, substantially all operating expenses (including pre-opening marketing expenses) of such project.

Funds from Operations, page 63

10.     SEC Comment:
Please tell us if management views “Operating FFO” as a key operating performance indicator.

Company Response:
In the past, during periods when the Company was engaged in significant bond and preferred share repurchases, as well as land sales, management viewed “Operating FFO” as an important supplemental measure.  However, the Company no longer has any preferred shares issued or outstanding and is not engaged in bond repurchases or significant land sale activity.  Accordingly, management does not currently consider Operating FFO to be a key operating performance indicator. Therefore, based on our current business strategy, we do not intend to include Operating FFO in materials furnished to investors going forward.

Notes to Consolidated Financial Statements, page 74

Note 8 – Equity of the Trust, page 88

11.     SEC Comment:
Please disclose how income is allocated to non-controlling interests. Refer to ASC 505-10-50-3. Please also disclose how income is allocated at the OP level.

Company Response:
In future annual filings, we will revise our disclosure to include the following:

Footnote 8 - Equity
Partially-Owned Properties: The Company reflects noncontrolling interests in partially owned properties on the balance sheet as a component of equity for the portion of properties consolidated by the Company that are not wholly-owned by the Company. The earnings or losses from those properties attributable to the noncontrolling interests are reflected as "Noncontrolling interest of limited partners" in the Consolidated Statements of Operations and Comprehensive Income (Loss). Allocation of income or loss for these properties vary depending on the underlying operating agreements of the joint ventures.

Daniel L. Gordon
U.S. Securities and Exchange Commission
May 8, 2012

Footnote 11 - Redeemable Partnership units of CRLP
Operating Partnership: Net income is allocated to noncontrolling interests based on their respective ownership percentage of the Operating Partnership. The ownership percentage is calculated by dividing the number of OP Units held by the noncontrolling interests by the total OP Units held by the noncontrolling interests and CLP. Issuance of additional Common Shares changes the ownership interests of both the noncontrolling interests and CLP.

Note 14 – Financing Activities, page 96

Unconsolidated Joint Venture Financing Activity, page 99

12.     SEC Comment:
Given the initial default in December 2009 and the subsequent extensions of the loan to the Colonial Promenade Smyrna joint venture, please provide us with your analysis of the collectability of the $25.1 million note receivable and why you believe a reserve is not necessary.

Company Response:
We assess the collectability of notes receivable on a periodic basis, which assessment consists primarily of an evaluation of the projected cash flow of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We update our projections of the cash flow of such borrowers at least annually, and more frequently for certain loans depending on the facts and circumstances. We recognize provisions for losses on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. Factors that affect this assessment include the fair value of the real estate, pending transactions to refinance or sell the real estate, and market conditions (current and forecasted) related to a particular asset. In certain instances where other sources of cash flow are available to repay the loan, the provision is measured by discounting the estimated cash flows at the loan's original effective interest rate.

When assessing the note receivable related to the Colonial Promenade Smyrna joint venture, we determined that the expected future cash flows of the underlying property will be sufficient to fund the principal and interest in accordance with the terms of the note. Furthermore, the borrower has continuously paid the monthly debt service, under the note, including after the original term of the loan expired and since the extension was provided.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter. Please contact me at (205) 250-8710 if you have any questions or require additional information.
Sincerely,

COLONIAL PROPERTIES TRUST

By: /s/ Thomas H. Lowder
Thomas H. Lowder
Chief Executive Officer